Exhibit 6.6

AMENDMENT NO. 2

TO OPTION AGREEMENT AND LICENSE AGREEEMENT

Reference is made to the Option Agreement and License Agreement dated as of December 27, 2019, in full force as of the date hereof, by and between Atari Interactive, Inc., a Delaware corporation, with a principal place of business at 286 Madison Avenue, New York, NY, 10017 (“Atari”), and Breakout 1976, LLC (“Breakout” or “Licensee”), regarding Atari Hotels (the “Agreement”).

This Amendment No. 2 to the Agreement entered into effective as of September 30, 2020, when fully executed together with mutual premises, covenants and consideration, the sufficiency of which is hereby acknowledged, shall constitute the further understanding and amendments between the parties with regard to the Agreement. Capitalized terms used and not otherwise defined in this Amendment No. 2 (“Amendment No. 2”) shall have the meanings ascribed to them in the Agreement.

WHEREAS, Atari and Licensee desire to modify the rate applicable to the first three (3) Atari Hotels in operation and to provide for additional services.

NOW, THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	Scope of Amendment No. 2

Except as expressly or by necessary implication modified or amended by this Amendment No. 2, the terms of the Agreement are hereby ratified and confirmed without limitation or exception.

2.	Consulting fee payable to Atari

For services rendered by Atari up to and including the date hereof, including but not limited to promotion, advisory, introduction to parties, Licensee shall pay Atari a consulting fee of Two Hundred Twenty Five Thousand United States Dollars ($225,000.00) to be funded within 3 days of the signing of this Amendment No. 2.

3.	Modification of the Royalties payable to Atari

A Section 6.4(a) is added as follows to the Agreement:

6.4 As an exception to Section 6.4, and only for the first (3) three Atari Hotels that are put in operation, the rate of Royalties applicable to the Gross Revenue of Atari Hotels shall be reduced as follows: (i) three percent (3%) during the first year of operation; (ii) three and a half percent (3.5%) during the second year of operation; (iii) four percent (4%) thereafter. The rate of Royalties for the Gross Revenue of the other Atari Hotels and for the Net Merchandising Revenue generated by the Licensed Merchandising Products shall remain unchanged. In addition, Licensee shall get a deduction of Three Hundred Thousand United States Dollars ($300,000) on the Royalties otherwise payable hereunder.

To benefit from such reduced rate of Royalties and for the services to be provided by Atari, including but not limited to promotion, advisory and introduction to parties, failing which the rate set forth in Section 6.4 shall apply, Licensee shall pay Atari a one-time fee of Five Hundred Thousand United States Dollars ($500,000.00) for each of such three (3) Atari Hotels, i.e a grand total of One Million Five Hundred Thousand United States Dollars ($1,500,000.00). The one-time fee of $500,000.00 shall be paid for each of such three (3) Atari Hotels in equal monthly installments over the construction period of each of the three (3) hotels, as from the date of the ground being broken of such Atari Hotel and the closing of the construction loan and no later than the opening date for such Atari Hotel. For the avoidance of doubt, the one-time fee is calculated per Atari Hotel, i.e. Licensee can benefit from the reduced rate of Royalties for the first Atari Hotel as long as the one-time fee of $500,000 has been paid for such Atari Hotel, even if the remaining two (2) Atari Hotels are still not open.

NOW THEREFORE, the duly authorized representatives of the parties hereto have executed this Agreement as of the date first set forth above.

ATARI INTERACTIVE, INC.		BREAKOUT 1976, LLC

By:	/s/ Frédéric Chesnais	By:
Name:	Frédéric Chesnais	Name:
Title:	CEO	Title:
Date:	9/30/2020	Date: